Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(Dollars in Millions)	Three Months Ended March 31, 2006

Income before provision for income taxes	$ 2,551
Minority interest	946
Equity in earnings of unconsolidated businesses	(186)
Dividends from unconsolidated businesses	18
Interest expense	649
Portion of rent expense representing interest	202
Amortization of capitalized interest	27

Income, as adjusted	$ 4,207

Fixed charges:
Interest expense	$ 649
Portion of rent expense representing interest	202
Capitalized interest	108
Preferred stock dividend requirement (1)	2

Fixed charges	$ 961

Ratio of earnings to fixed charges	4.38

(1)	On January 15, 2006, Verizon redeemed $100 million Verizon International Holding Ltd. Series A variable term voting cumulative preferred stock and paid its last dividend of $1.4 million.